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07002064

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 San Felipe, Suite 2200
(No. and Street)

Houston Texas 77479
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Melton 713-435-4464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell L.L.P.
(Name – if individual, state last, first, middle name)

24 Greenway Plaza, Suite 1800 Houston TX 77046
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Chris Melton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Securities L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CHRISTINE R. RICHEY
Notary Public, State of Texas
My Commission Expires
February 10, 2010

Signature

Sr. Vice President, CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COASTAL SECURITIES, L.P.

FINANCIAL REPORT

December 31, 2006 and 2005

(With Independent Auditor's Report Thereon)

CONTENTS

Page

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Statements of Financial Condition 2

Statements of Operations 3

Statements of Changes in Partners' Capital 4

Statements of Cash Flows 5

Notes to Financial Statements 6

SUPPLEMENTARY INFORMATION

Schedule of Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 17

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 18



WEAVER AND TIDWELL
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Coastal Securities, L.P.
Houston, Texas

We have audited the accompanying statement of financial condition of Coastal Securities, L.P. (a Delaware limited partnership) (the "Partnership") as of December 31, 2006 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2005, were audited by McDonald, Fox & Lund, P.C., who merged with Weaver and Tidwell, L.L.P. as of January 1, 2007, and whose report dated February 24, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Securities, L.P. as of December 31, 2006 and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, LLP

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 23, 2007

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404
WWW.WEAVERANDTIDWELL.COM
AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

OFFICES IN
DALLAS FORT WORTH HOUSTON

COASTAL SECURITIES, L.P.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Cash and cash equivalents	$ 759,434	$ 1,878,175
Securities financed under repurchase agreements, at market value	325,343,348	361,305,494
Securities owned, at market value	277,391,936	141,781,984
Receivable from clearing organization	2,603,983	7,262,059
Accrued interest and loan principal receivable	7,232,592	4,157,899
Certificate of deposit - restricted for contingent claims	-	1,515,812
Certificate of deposit	-	108,481
Fixed assets, net of accumulated depreciation and amortization of $4,264,506 and $4,164,728 at December 31, 2006 and 2005, respectively	139,030	89,246
Good faith deposits	-	112,200
Other assets	1,753,710	1,701,599
TOTAL ASSETS	$ 615,224,033	$ 519,912,949

LIABILITIES AND PARTNERS' CAPITAL

	2006	2005
LIABILITIES		
Securities sold short, at market value	$ 3,717,360	$ 25,000
Amounts payable under repurchase agreements	309,629,060	345,772,332
Payable to clearing organization	67,955,579	7,982,140
Securities payable	103,747,415	77,546,822
Bank borrowings - related party	86,247,129	49,147,930
Notes payable - related parties	5,500,000	3,000,000
Distributions payable to partners	1,068,459	992,957
Accounts payable and accrued liabilities	6,115,705	7,207,927
TOTAL LIABILITIES	583,980,707	491,675,108
COMMITMENTS AND CONTINGENCIES		
PARTNERS' CAPITAL	31,243,326	28,237,841
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 615,224,033	$ 519,912,949

The accompanying notes are an integral part of the financial statements.

COASTAL SECURITIES, L.P.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenues		
Commissions	$ 14,574,678	$ 16,749,459
Public finance fees	5,171,581	6,322,677
Interest	38,589,705	20,674,030
Trading gains (losses), net	(1,580,078)	49,482
Other	281,059	923,668
Total revenue	57,036,945	44,719,316
Expenses		
Sales and commissioned trader compensation	11,236,966	12,600,322
Employee compensation and benefits	5,241,773	5,306,006
Clearance and execution	1,258,661	1,121,084
Occupancy, operating and overhead	5,180,816	5,895,185
Interest	28,654,212	14,303,838
Total expenses	51,572,428	39,226,435
NET INCOME	$ 5,464,517	$ 5,492,881

The accompanying notes are an integral part of the financial statements.

COASTAL SECURITIES, L.P.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2006 AND 2005

	General Partner	Limited Partners	Total
Balance at December 31, 2004	$ 217,069	$ 26,316,628	$ 26,533,697
Net income	42,056	5,450,825	5,492,881
Sale of partnership units	-	740,940	740,940
Purchase of partnership units	(4,001)	(1,218,464)	(1,222,465)
Distributions to partners	(25,321)	(3,281,891)	(3,307,212)
Balance at December 31, 2005	229,803	28,008,038	28,237,841
Net income	41,838	5,422,679	5,464,517
Distributions to partners	(19,162)	(2,439,870)	(2,459,032)
Balance at December 31, 2006	$ 252,479	$ 30,990,847	$ 31,243,326

The accompanying notes are an integral part of the financial statements.

COASTAL SECURITIES, L.P.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 5,464,517	$ 5,492,881
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	99,778	169,617
Changes in operating assets and liabilities:		
Securities financed under repurchase agreements	35,962,146	(36,774,695)
Securities owned	(135,609,952)	68,859,057
Accrued interest and loan principal receivable	(3,074,693)	357,522
Good faith deposits	112,200	237,816
Other assets	(52,111)	459,093
Certificate of deposit	108,481	(108,481)
Certificate of deposit - restricted for contingent claims	1,515,812	-
Securities sold short	3,692,360	25,000
Amounts payable under repurchase agreements	(36,143,272)	37,632,345
Payables to clearing organization, net of changes in related receivable	64,631,515	(55,992,516)
Securities payable	26,200,593	(22,758,613)
Bank borrowings and note payable - related parties	39,599,199	7,943,038
Accounts payable and accrued liabilities	(933,259)	(861,948)
Net cash provided by operating activities	1,573,314	4,680,116
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for fixed assets	(149,562)	(78,851)
Net cash used in investing activities	(149,562)	(78,851)
CASH FLOWS FROM FINANCING ACTIVITIES		
Sale of partnership units	-	740,940
Purchase of partnership units	-	(1,222,465)
Distributions to partners - cash	(2,542,493)	(3,307,212)
Net cash used in financing activities	(2,542,493)	(3,788,737)
INCREASE (DECREASE) IN CASH	(1,118,741)	812,528
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,878,175	1,065,647
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 759,434	$ 1,878,175
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid in cash	$ 28,168,051	$ 13,542,759

The accompanying notes are an integral part of the financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Coastal Securities L.P. ("CSL" or the "Partnership"), (a Delaware limited partnership) conducts its business as a registered securities broker dealer. The Partnership's broker dealer business consists of the buying, selling, and trading of government and government agency guaranteed securities and corporate and municipal bonds. The Partnership maintains inventories of these securities which are acquired in the new issue and secondary markets. Certain securities transactions are executed by CSL on behalf of its customers through a clearing broker dealer who carries such accounts on a fully disclosed basis. These security transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. Small Business Administration (SBA) and other government guaranteed security transactions are self-cleared. In addition, CSL conducts public finance activities.

CSL is owned principally by limited partners who are employees of CSL. The general partner, CSL G.P. LLC, is also owned principally by certain employees of CSL. At December 31, 2006 and 2005, there were 113.6474 general partnership units outstanding and 14,729.8398 limited partnership units outstanding, in CSL.

A put right exists, which grants each partner the right to cause CSL to buy back its respective limited or general Partnership units. The Partnership's limited partnership agreement requires the Partnership, under the put right, to pay 50% of the purchase price for each unit within 90 days of the date of notice and the remaining 50% of the purchase price within one year of the date of notice, limited by certain cash flow and regulatory net capital requirements. The purchase price of the units, under the put right, will be the book value of the Partnership units as of the end of the month following the date of notice to the Partnership.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies that are in conformity with generally accepted accounting principles and which are followed consistently by the Partnership in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related revenue and expense are normally recorded in the accounts on a trade date basis. Certain securities transactions, primarily those involving securities guaranteed by the SBA, are executed on a when, as, and if issued basis and may have settlement dates up to several months after the trade date.

The inventory of securities financed under repurchase agreements and the inventory of securities owned and securities sold short are carried at estimated fair value based on quoted prices or amounts that approximate fair value. Not readily marketable securities are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. The increase or decrease in unrealized gain or loss is included in trading revenue in the statements of operations.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Interest Only Strips

Interest only strips are recorded at fair value using internal valuation models that consider prepayment and default risk associated with the future cash flows of interest income from underlying SBA loans. These securities bear the risk of loan prepayment or default that may result in the Partnership not recovering all or a portion of its recorded investment.

Repurchase Agreements

The repurchase agreements entered into by the Partnership are primarily, by their terms, financing arrangements. The contractual liability amounts have been recorded as amounts payable under repurchase agreements, and the securities subject to such repurchase agreements have been recorded as securities financed under repurchase agreements.

Commissions

Commissions are recorded on a trade date basis as securities transactions occur, and are paid to the employees on a settlement date basis.

Public Finance Fees

Underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or agent, and is included in public finance fees on the statements of operations. Underwriting management fees and sales concessions are recorded on the settlement date. Underwriting fees are recorded at the time the underwriting is completed, and the related income is readily determinable.

Accrued Interest and Loan Principal Receivable

Accrued interest and loan principal receivable includes interest accrued on SBA interest only strips in inventory, SBA loans and pools in inventory, as well as principal and interest payments due from service on SBA loans and pools.

Fixed Assets

Fixed assets are comprised of communications and technical equipment, furniture, fixtures, and leasehold improvements, and are carried at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the life of the lease. Other fixed assets are depreciated on a straight-line basis over estimated useful lives of two to five years.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

As a limited partnership, provision for income taxes is not made in the accounts of the Partnership since such taxes are the responsibility of the individual partners. Further, partner capital accounts reflected in the accompanying statements of financial condition differ from amounts reported in the Partnership's federal income tax returns due to differences in accounting policies adopted and the timing of certain expenses and revenue items for financial and tax reporting purposes.

Derivative Instruments

Derivative financial instruments consist of forward contracts at December 31, 2006 and are carried at market value. Unrealized gains or losses on these derivative contracts are recognized currently in the accompanying statements of operations as trading revenues. The Partnership does not apply hedge accounting as defined by Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments, including derivative financial instruments, are marked to market with changes in fair values reflected in earnings.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash held in banks and a money market account. Cash equivalents include financial instruments with original maturities of 90 days or less. Included in cash and cash equivalents at December 31, 2006 and 2005 was $102,760 and $694,453, respectively, of restricted cash which is not available to the Partnership for general business purposes. These amounts represent funds held in a segregated account for the exclusive benefit of customers.

Variable Interest Entities

During 2003, the Financial Accounting Standards Board ("FASB") issued and then revised Interpretation No. 46, "*Consolidation of Variable Interest Entities* ("VIE")," ("FIN 46(R)") to expand existing accounting guidance about when a company should include in its consolidated financial statements the assets, liabilities and activities of another entity. Effective January 1, 2005, the Partnership adopted FIN 46(R), which resulted in the identification of certain variable interest entities described in Note 9 under *Yield Contingency Related to Variable Interest Entities,* but did not result in the consolidation of those respective entities as the Partnership was not considered the primary beneficiary. As described in more detail under Note 9, in 2006, the Partnership repurchased certain interest only strips held by these entities which relieved all related obligations. As such, management of the Partnership no longer considers these entities to have a variable interest to the Partnership nor have they identified any other entities considered to be a VIE.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Variable Interest Entities - Continued

In general, a VIE is any legal structure used for business purposes that either (a) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (b) has a group of equity owners that are unable to make significant decisions about its activities, or (c) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46(R) requires a VIE to be consolidated by a company if that company is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns, or both. The company required to consolidate is called the primary beneficiary.

The interpretation also requires disclosures about VIEs that a company does not consolidate, but in which it has a significant variable interest, and about any potential VIE when a company is unable to obtain the information necessary to confirm if an entity is a VIE or determine if a company is the primary beneficiary.

NOTE 3. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule prohibits a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. At December 31, 2006, the Partnership's net capital ratio was 0.56 to 1, and its net capital of approximately $22,517,000 was in excess of its required net capital of approximately $846,000, resulting in excess net capital of $21,671,000.

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the computation of net capital, pursuant to an agreement between the Partnership and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE 4. SECURITIES OWNED AND SECURITIES SOLD SHORT

Securities owned consist of marketable securities carried at market value. Included in securities owned at December 31, 2006 and 2005, is $105,198,452 and $78,507,109, respectively, of principal balance of commitments to purchase SBA guaranteed loans which have not yet been settled. The amounts payable related to these commitments is included in securities payable in the statements of financial condition. All owned securities, with the exception of the commitments described in Note 9, are pledged under various financing agreements. Securities sold short also consist of marketable securities which are carried at market value. Open futures contracts are carried at the value of the initial margin requirement and any subsequent changes in the market value of open contracts. Resulting unrealized gains and losses from securities owned, securities sold short, and open futures contracts are included in trading revenues in the accompanying statements of operations.

NOTE 4. SECURITIES OWNED AND SECURITIES SOLD SHORT - CONTINUED

The securities position as of December 31, 2006 and 2005 are summarized as follows:

	2006	
	Securities owned	Securities sold short
SBA-guaranteed loans and pools	$ 250,663,072	$ -
U.S. government agency securities, primarily mortgage backed	5,368,645	3,717,360
Municipal securities	13,998,625	-
SBA interest-only strips	7,361,594	-
	$ 277,391,936	$ 3,717,360

	2005	
	Securities owned	Securities sold short
SBA-guaranteed loans and pools	$ 131,922,990	$ -
U.S. government agency securities, primarily mortgage backed	1,929,418	25,000
Municipal securities	3,373,216	-
SBA interest-only strips	4,556,360	-
	$ 141,781,984	$ 25,000

NOTE 5. AMOUNTS PAYABLE UNDER REPURCHASE AGREEMENTS

As of December 31, 2006 and 2005, the amounts due under repurchase agreements are payable to various financial institutions, under sale and repurchase agreements with an aggregate limit of approximately $610,000,000, and $560,000,000, respectively, which may be increased at the discretion of the financial institutions. The amounts are due within 180 days of the advance of funds and are collateralized by securities in inventory. Interest is payable monthly, is computed daily using an index of prime, and is based on the aggregate amount outstanding under each agreement adjusted monthly on the first day of the month. At December 31, 2006 and 2005, the Partnership owed $2,071,891 and $1,382,957, respectively, in accrued interest payable to the various financial institutions. At December 31, 2006 and 2005, the borrowing rates ranged from 5.795% to 6.25% and from 2.90% to 5.15%, respectively.

NOTE 6. CLEARING ORGANIZATION

The Partnership has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all securities transactions with brokers and dealers. The balance shown as payable to clearing organization results from normal trading transactions of the Partnership, as principal, and is collateralized by securities owned which are held at the clearing organization. Also included in this balance is accrued interest expense on amounts due from the clearing broker, net of accrued interest income from bond issuers on securities owned and from the clearing broker on free credit balances. The balance shown as a receivable represents equity the Partnership has on deposit with the clearing organization.

NOTE 7. BANK BORROWINGS AND NOTES PAYABLE – RELATED PARTIES

Three of the Partnership's financing arrangements are with entities principally owned by one or more of its partners.

The Partnership has a bank line of credit secured by securities owned by the Partnership. The agreement provides that the related-party financial institution may provide up to a maximum of $100,000,000 and $50,000,000 at December 31, 2006 and 2005, respectively, for the purchase of the guaranteed portions of SBA and other government agency guaranteed loans and pools. At December 31, 2006 and 2005, $86,247,129 and $49,147,930, respectively, was outstanding under this arrangement. The borrowing rate on the secured bank line of credit is calculated using an index of prime. The interest rate was 6.43% and 5.43% at December 31, 2006 and 2005, respectively.

The Partnership has a note payable due to a related party entity totaling $3,000,000 at December 31, 2006 and 2005. The loan is due in full on or before April 15, 2007 and bears interest at prime.

The Partnership has a note payable due to another related party entity totaling $2,500,000 at December 31, 2006. The loan is due in full on or before March 31, 2007 and bears interest at prime.

The Partnership incurred expenses of $3,721,568 and $1,611,856 for fees and interest to the related parties during 2006 and 2005, respectively, which is included in interest expense in the accompanying statements of operations. At December 31, 2006 and 2005, the Partnership owed the related parties $475,648 and $244,290, respectively, for such amounts which are included in accounts payable and accrued liabilities in the accompanying statements of financial condition.

NOTE 8. EMPLOYEE BENEFITS

The Partnership has established a profit sharing plan under Internal Revenue Code Section 401(k) for the benefit of its employees. Under the plan, employees may make contributions up to prescribed limits. In addition, the Partnership may, at its discretion, make contributions to the plan up to limits prescribed in the Internal Revenue Code. During 2006, the Partnership made a discretionary employer matching contribution of $0.50 per $1.00 of salary deferrals to a maximum of $1,000 per employee for a total employer contribution of $28,745. During 2005, the Partnership did not make a discretionary contribution.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Commitments to Purchase and Resell Securities

The Partnership's commitments to purchase and resell SBA guaranteed loans and pools as of December 31, 2006 and 2005 are summarized as follows:

	2006
Aggregate guaranteed principal of commitments to purchase and resell SBA guaranteed loans included in securities owned	$ 52,719,458
Aggregate guaranteed principal of commitments to purchase SBA guaranteed loans, including loans for the purpose of forming pools included in securities owned	$ 21,730,821
Aggregate guaranteed principal of when, as, and if-issued commitments to sell SBA guaranteed pools	$ 23,000,000
Aggregate guaranteed principal of SBA guaranteed loans included in securities financed under repurchase agreements for the purpose of forming pools.	$ 313,228,733

	2005
Aggregate guaranteed principal of commitments to purchase and resell SBA guaranteed loans included in securities owned	$ 35,153,084
Aggregate guaranteed principal of commitments to purchase SBA guaranteed loans, including loans for the purpose of forming pools included in securities owned	$ 38,907,973
Aggregate guaranteed principal of when, as, and if-issued commitments to sell SBA guaranteed pools	$ 14,200,000
Aggregate guaranteed principal of SBA guaranteed loans included in securities financed under repurchase agreements for the purpose of forming pools.	$ 347,039,211

These commitments are related to SBA guaranteed loans and pools whose interest rates generally fluctuate with the prime rate. The Partnership records changes in the market value of these commitments in trading revenues in the accompanying statements of operations.

Litigation

The Partnership is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Partnership's financial position or results of operations.

Market Risks and Credit Risks

In the normal course of business, the clearing broker's and the Partnership's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Partnership to balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

NOTE 9. COMMITMENTS AND CONTINGENCIES - CONTINUED

Market Risks and Credit Risks - Continued

The clearing broker, through which accounts are introduced, and the Partnership seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Partnership monitor required margin levels daily, and pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, the Partnership sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Partnership to market risk in the event prices increase, as the Partnership may be obligated to acquire the securities at prevailing market prices.

Transactions in SBA guaranteed loans and pools of such loans are executed with terms that require the loans to be funded or delivered to the Partnership for resale to the intended purchaser before the Partnership is obligated to make delivery to such purchaser. The Partnership, therefore, has little risk if a selling counterparty or party to a repurchase agreement is unable to honor its commitment to sell such securities to the Partnership and, as a result, the Partnership does not honor its commitment to sell to its customers. The Partnership has a credit risk if a customer cannot honor his commitment to purchase loans. Since the principal of SBA loans is guaranteed by the federal government, credit risk is ultimately limited to any premium which the Partnership has paid for the loan. The premium paid for any individual loan would generally not be material to the Partnership's financial position.

Market fluctuations of SBA guaranteed securities which the Partnership is committed to purchase, for which it does not have a commitment to sell or for which a buyer does not honor his commitment to purchase, subjects the Partnership to market risk. This market risk is minimized due to the fact that the interest rates on these loans generally fluctuate with the prime rate.

The Partnership attempts to control its exposure to interest rate risk through the use of hedging strategies and various statistical monitoring techniques. On occasion, the Partnership will enter into interest rate futures contracts as part of its hedging strategies.

Exchange-traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges.

The Partnership maintains its cash accounts primarily with two financial institutions. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 9. COMMITMENTS AND CONTINGENCIES - CONTINUED

Yield Contingency Related to Variable Interest Entities

In August 2001, the Partnership entered into an agreement to sell SBA interest-only strips to entities unrelated to the Partnership. These entities were considered qualified special purpose entities under SFAS No. 140. The entities were organized to purchase interest only strips from the Partnership and issue notes to third-party investors. The activities of the entities were limited to collecting amounts on the interest-only strips and using such funds to pay the principal and interest on the issued notes as such amounts became due. The agreement required the Partnership to cover deficiencies between interest paid by the entities and interest received by the entities from the interest-only strips for a period of ten years up to a maximum of $1.5 million. The Partnership's obligation under this yield contingency was secured by a letter of credit collateralized by a certificate of deposit, and the Partnership recorded a $1.5 million liability to cover the obligation.

In 2006, the Partnership repurchased all of the interest only strips held by these special purpose entities for $7.5 million. At the time of sale, the strips were valued at $5.9 million by the Partnership's trading desk. The loss on purchase of strips recorded in trading revenue was offset by the reversal of the $1.5 million obligation and accrued liability which was relieved by the strip purchase. Immediately following the strip purchase, a related party entity purchased half of these strips from the Partnership for approximately $3 million.

Lease Commitments

The Partnership leases its office facilities, certain office equipment, and market information services under noncancelable operating leases. At December 31, 2006, future minimum rental commitments under these leases were as follows:

Year ending December 31	
2007	$1,085,707
2008	945,464
2009	350,684
2010	328,659
2011	474,775

Rent expense totaled approximately $652,194 and $660,740 for the year ended December 31, 2006 and 2005, respectively.

NOTE 10. RELATED-PARTY TRANSACTIONS

During the year ended December 31, 2006, the Partnership sold approximately $3 million of interest only strips to a related party and recognized revenue of approximately $37,000 related to the transaction. During the year ended December 31, 2005, the Partnership sold SBA loans and pools to a related party and recognized revenue of approximately $15,000 related to the transactions. At December 31, 2006 and 2005, the Partnership had no open commitments to sell SBA loans and pools to any related parties.

A related party subleases office equipment and facilities from the Partnership, and the related party and the Partnership occasionally pay certain administrative costs on behalf of the other. These costs are not material and are reimbursed on a timely basis.

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

a. The carrying amount of cash, cash equivalents and certificates of deposit approximates fair value because of the short maturity of those instruments.

b. The carrying amounts of accrued interest and loan principal receivable, amounts receivable from clearing organization, other receivables, amounts payable to clearing organization, and accounts payable and accrued liabilities approximate their fair values due to the short maturity of these items and/or the floating interest rates they bear.

c. The carrying amount of amounts payable under repurchase agreements approximates fair value due to the floating interest rates they bear.

d. The carrying amount of bank borrowings and notes payable approximates fair value due to the floating interest rates they bear.

NOTE 12. EXEMPTION FROM RULE 15c3-3

The Partnership is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Partnership carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between itself and its customers through one or more bank accounts designated as a "Special Account for the Exclusive Benefit of Customers."

During the year ended December 31, 2006 and 2005, in the opinion of management, the Partnership has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 13. SUBORDINATED LIABILITIES

The Partnership had no subordinated liabilities during the year ended December 31, 2006 and 2005. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE 14. RECLASSIFICATIONS

Certain 2005 accounts have been reclassified to be consistent with the 2006 presentation. The reclassification had no effect on partners' capital or net income.

NOTE 15. SUBSEQUENT EVENT

Effective January 1, 2007, the Partnership was converted to Coastal Securities, Inc. and has elected to operate as a Qualified Subchapter S subsidiary for Federal income tax purposes. Coastal Securities, Inc. is a wholly owned subsidiary of Coastal Financial Holdings, Inc., who has elected to be treated as a Subchapter S corporation for Federal income tax purposes. The Partnership exchanged all Partnership units for shares in Coastal Financial Holdings, Inc. who then transferred all assets and liabilities at the Partnership's basis to Coastal Securities, Inc. for all of their outstanding shares.

SUPPLEMENTARY INFORMATION

COASTAL SECURITIES, L.P.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1.
DECEMBER 31, 2006

NET CAPITAL		
Partnership capital, as reported on statement of financial condition	$	31,243,326
Less nonallowable assets:		
Fixed assets, net		139,030
Other receivables		179,638
Interest and loan principal receivable		93,303
Other assets		1,574,072
Less other deductions, SBA premium haircuts		4,973,992
Net capital before haircuts on securities positions		24,283,291
Less haircuts:		
Exempted securities		1,766,461
Net capital	$	22,516,830
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from the statement of financial condition	$	12,684,164
Add collateral pledged by related party		-
Aggregate indebtedness	$	12,684,164
Net capital requirements (6.67% of aggregate indebtedness)	$	845,611
Net capital in excess of required amount	$	21,671,219
Ratio of aggregate indebtedness to net capital		.56 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17A-5, on January 26, 2007.



WEAVER
AND
TIDWELL

L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Partners
Coastal Securities, L.P.

In planning and performing our audit of the financial statements of Coastal Securities, L.P. (the Partnership) (a Delaware limited partnership) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists

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additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, LLP

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 23, 2007

END